FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 June 30 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: General Hydrogen Corp dated 30 June 2003



Sale of interest in General Hydrogen Corporation (USA)

Following the decision to sell its North American assets, British Energy announces today that it has sold its 3.4% interest in General Hydrogen Corporation ("GHC") to Bruce Power for a cash consideration of US$4m. British Energy sold its 82.4% interest in Bruce Power in February 2003.

GHC provides complete hydrogen energy delivery solutions for industrial, commercial and consumer markets.

Since acquiring its interest in GHC on 28 March 2002 for a consideration of US$4m, British Energy has received no dividends from GHC. In British Energy's accounts for the year ending 31 March 2003, British Energy's interest in GHC had zero net book value as it was expensed on purchase.

The sale proceeds will be applied for general purposes.

Contacts:
Andrew Dowler            Financial Dynamics, Media                 020 7831 3113
Paul Heward              British Energy, Investor Relations        01355 262 201

Website: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 30 2003                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations